

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 1, 2006

<u>VIA FACSIMILE (864) 232-2359 and U.S. Mail</u>
Neil E. Grayson, Esq.
Hamilton E. Russell, Esq.
Nelson Mullins Riley & Scarborough LLP
104 South Main Street
Greenville, SC 29601
(864) 250-2235

> Re: Palmetto Real Estate Trust
> Schedule 13E-3
> Filed August 1, 2006
> File No. 005-81717
>
> Schedule 14A
> Filed August 1, 2006
> <u>File No. 000-00179</u>

Dear Messrs Grayson and Russell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

Neil E. Grayson, Esq.
Hamilton E. Russell, Esq.
Nelson Mullins Riley & Scarborough LLP
September 1, 2006

Summary Term Sheet

2.　　Please eliminate the phrase that the summary "is qualified by reference to the more detailed information appearing elsewhere in or accompanying this proxy statement . . . ." The information you provide in the Schedule 13E-3 must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places in your offer document, including on pages 3, 31, and 35. Please revise throughout the offer document accordingly.

Financing for the Restructuring, page 7

3.　　We note that the disclosure on page 15 states that the number of record holders will increase with the number of new investors. Please confirm, on a supplemental basis that none of the new investors are currently shareholders of the trust. If any of the new investors are currently shareholders of the trust, please provide us with their identities, positions with the trust, if any, a description of their involvement with the current restructuring plan, and the analysis as to whether or not such investors should be listed as filing persons. Tell us the number of new investors.

Background of the Restructuring, page 11

4.　　Please add a section on management's and the board's consideration of financing for the restructuring and how the board planned for and will execute the private placement. Please disclose all relevant details of the execution of this plan.

Effects of the Restructuring on the Trust, page 15

5.　　Please state the number of new investors here.

Consolidation of Management Ownership, page 16

6.　　We note from the chart on page 38 that it appears that the percentage of beneficial ownership of the trust's shares of beneficial interest held by your trustees, executive officers, and other affiliates as a group will not change, but remain at 29.8%. Please state that here, if true.

Remaining Shares, page 17
Decreased Liquidity

7.　　Please state the number of new investors here.

Neil E. Grayson, Esq.
Hamilton E. Russell, Esq.
Nelson Mullins Riley & Scarborough LLP
September 1, 2006

Recommendation of the Board of Trustees; Fairness of the Restructuring, page 19
Substantive Fairness, page 20
Independent Valuation

8.   Please explain how $5.50 was determined by the board to be fair and explain the
        two factors that you cite.

9.   The board should discuss in reasonable detail the material factors upon which the
        belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security
        holders is based and, to the extent practicable, the weight assigned to each factor.
        The discussion must include an analysis of the extent, if any, to which the board's
        beliefs are based on the factors described in Instruction 2 of Item 1014 of
        Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of
        Regulation M-A. To the extent any of the factors listed there were not considered
        in the context of this transaction, the explanation of why not is important for a
        shareholder seeking to understand the board's analysis of this transaction. Please
        expand to address. To the extent these filing persons seek to rely on the fairness
        determination of another entity to satisfy their obligations under Item 1014 of
        Regulation M-A, they must expressly adopt the analysis and conclusions of that
        entity. In that respect, we note that this section does not address the board's
        consideration of net book value, going concern value, or liquidation value, please
        revise accordingly.

Procedural Fairness, page 22

10.   Your discussion of procedural fairness should specifically address whether or not
        the Rule 13e-3 transaction was approved by a majority of the directors of the trust
        who are not employees of the trust and why you believe the transaction is
        procedurally fair in light of the presence or absence of this safeguard
        contemplated in Item 1014(e) of Regulation M-A. Please revise accordingly.

Valuation Report of the Independent Financial Advisor, page 23

11.   Please expand your summary of Watermark's opinion to include all of the
        information required by Item 1015 of Regulation M-A. For example, your
        summary should include, among other things, a summary of the instructions given
        to the advisor by the special committee regarding the preparation of its report and
        a summary of any limitations imposed by the board on the advisor in preparing its
        report.

12.   Expand your disclosure to describe the extensive evaluation of Watermark's
        valuation report and how the board set and approved the cash-out price in the
        restructuring at $5.50 per share. Please detail what the board considered.

Neil E. Grayson, Esq.
Hamilton E. Russell, Esq.
Nelson Mullins Riley & Scarborough LLP
September 1, 2006

Financial Projections, page 24

13.   Please disclose the forecasts and projections.

Guideline Public Trading Analysis, page 24

14.   Please disclose the criteria Watermark used to determine the comparable companies. For example, disclose how the selected companies compared with Palmetto in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Guideline Transaction Analysis, page 25

15.   Similarly, with respect to the selection of the comparable transactions, disclose the criteria Watermark used to determine the comparable transactions to be used for analysis. For example, disclose whether the comparable transactions chosen were going-private transactions or some other transaction. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

16.   We note your disclosure regarding the various valuation procedures that Watermark used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the comparable company analysis, explain why the particular trading multiple was chosen. You should explain why certain discount rates were chosen for the discounted cash flow analysis. Please note that these examples are not intended to be an exhaustive list.

Summary Financial Information, page 50

17.   Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the proxy statement, including, but not limited to, income per common share, ratio of earnings to fixed charges, and book value per share, as required by Items 1010(c)(2), (4), and (5), respectively.

Incorporation of Certain Documents by Reference, page 48

18.   We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement and before the special meeting. Neither Rule 13e-3 nor Schedule 13E-3 allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

Neil E. Grayson, Esq.
Hamilton E. Russell, Esq.
Nelson Mullins Riley & Scarborough LLP
September 1, 2006

<u>Closing Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the trust is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions, please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,



Celeste M. Murphy
Special Counsel
Office of Mergers and
Acquisitions